DIRECT EMAIL

Subject Line :

Would you join our community of investors?

Email Body:

Hi [name],

The Sepia Coffee Project is at an exciting time in our growth, and we are deciding how to best capitalize on these positive trends. Since our launch in Fall 2022, we have:

added 25 wholesale accounts to our portfolio including Plum Market
negotiated a vendor partnership with the Motor City Cruise Basketball Team - a Detroit Pistons' G-League franchise -for the 2023-24 season
introduced a toll roasting(i.e.private labeling) program for high volume cafes, restaurants and hotels

While many companies in our current position may choose to go to a select group of high-net worth investors to take us to the next level, we were wondering if you would be interested in becoming an investor.

What this means is that you would share in our growth and profits in the same way an angel investor or financial institution would. Investing in startups is inherently risky, and returns aren't immediate. You would be investing because you believe in us and want to play a role in our future growth and success.

If this is something you would be interested in, we would greatly appreciate it if you took this quick survey on how much you would be interested in investing if we raised a community round.

Thank you,

Disclosure (below your signature):

Disclosure | Sepia Coffee Project LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filled and only through Wefunders' platform. Any indication of interest involves no obligation or commitment of any kind.

FACEBOOK

Dear Highland Parkers,

First - I want to thank each and everyone of you for showing so much love and support for the Sepia Coffee Project during the Hatch Detroit Contest. Although we didn't win the $100k, the platform has opened up doors. SCP is at an exciting time in our growth, and we are deciding how to best capitalize on these positive trends.

While many companies in our current position may choose to go to a select group of high-net worth investors to take us to the next level, we were wondering if you would be interested in becoming an investor.

If this is something you would be interested in, we would greatly appreciate it if you took this quick survey on how much you would be interested in investing if we raised a community round.

https://forms.gle/AFPChDMkKqcxvuXv9

Thank you,

Martell Mason
857-210-2458
martell@sepiacoffeeproject.com

Disclosure | Sepia Coffee Project LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filled and only through Wefunders' platform. Any indication of interest involves no obligation or commitment of any kind.

FACEBOOK

FB Family and Friends | This is a Call to Action!

The Sepia Coffee Project has the opportunity to be a part of long-term economic growth in Highland Park, MI. Relocating our roasting facility and coffee shop to HP will not only provide a safe and inclusive space for residents to congregate but it will create equitable jobs and ignite small business development along Hamilton Avenue.

I saw this potential immediately when I returned and the City of Highland Park now sees this potential in us!

But we need your support to make this possible.

$100 goes a long way when it includes a village of 1,000 or 2,000!

Please take our Investment Survey!

https://forms.gle/mUGUngK7E81pQ7EdA

SEC Regulations prohibit us from discussing terms of the investment on social media. By taking our quick survey, you will receive a link to our Investor Pitch Deck giving you all of the information needed to make a safe investment.

Thank you,

Martell

Disclosure | Sepia Coffee Project LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filled and only through Wefunders' platform. Any indication of interest involves no obligation or commitment of any kind.

FACEBOOK

Sepia Coffee | For the people, by the people.

Who's with us? Last few days to take our investor's survey!

https://forms.gle/24zQG8eAAmQd54VS6

Active

Disclosure | Sepia Coffee Project LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase

price will be received until a Form C is filled and only through Wefunders' platform. Any indication of interest involves no obligation or commitment of any kind.
Industry In Focus | Diversity, Equity and Inclusion

FACEBOOK

This photo was taken in Oslo, Norway in 2017. This is where my coffee trading days began. I've learned so much from many of my colleagues and continue to be inspired by their achievements.

But if you take a closer look you will see that this photo speaks volumes regarding the lack of "diversity" in specialty coffee above the farm. There must be greater representation of black and brown folks(especially women) as traders, importers, roasters and shop owners.

The Sepia Coffee Project is making strides to make this happen and we need your support. So please consider taking our short Community Round Survey to learn more about becoming an investor.

https://forms.gle/uCoqKPrMH8f6AaqQ8

Thank you.

Martell

Disclosure | Sepia Coffee Project LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filled and only through Wefunders' platform. Any indication of interest involves no obligation or commitment of any kind.

INSTAGRAM

Dear IG Family,

Thank you for showing so much coffee love and support for the Sepia Coffee Project this spring. Although we didn't win the Hatch Detroit $100k, the platform has opened up doors. SCP is at an exciting time in our growth, and we are deciding how to best capitalize on these positive trends.

While many companies in our current position may choose to go to a select group of high-net worth investors to take us to the next level, we were wondering if you would be interested in becoming an investor as we build out a new roastery and Highland Park's first coffee shop.

If this is something you would be interested in, we would greatly appreciate it if you took this quick survey on how much you would be interested in investing if we raised a community round.

https://forms.gle/AFPChDMkKqcxvuXv9

Thank you,

Martell Mason
857-210-2458
martell@sepiacoffeeproject.com

INSTAGRAM

Community In Focus | SCP Needs YOU!

The Sepia Coffee Project is about to launch a Community Investment Round. What does that mean?

This means we're letting our customers and biggest supporters become investors in SCP for a minimum of $100. We decided to host our Community Round on Wefunder to share the upside of our success with the people who know us best: our family, friends, industry peers and customers.

This Community Round is about building a network of people who share our mission and values. You are our foundation and have gotten us this far! Lets bring great coffee and people to Highland Park!

We're launching our campaign soon! So please take our quick 4-question Survey to learn more. Link in bio.

https://forms.gle/1bkfY97yecp7nv2F6

#scpdetroit #sepiacoffeeproject #specialtycoffee #roastery #cafe #buildout #coffeecommunity #coffeeculture #economicdevelopment #highlandpark #detroit #minorityownedbusiness #communitybuilding #representationmatters #inclusion #equity #wefunder

INSTAGRAM
Buildout In Focus | Our Future

You're looking at the future of the Sepia Coffee Project!

Hamilton Ave. is a commercial spine in Highland Park stretching 2.5 miles. It connects the affluent enclaves of University District/Palmer Woods in the north with the Boston-Edison district to the south. Just recently, bike lanes have been added to accommodate an influx of cyclists along the corridor.

In an effort to improve the enclave's food and beverage industry, relocating Sepia Coffee Project's roasting facility to Highland Park and opening the first specialty coffee shop will bring new life to Hamilton Ave.

The City of Highland Park took notice and has offered us this diamond parcel of land at the corner of Tuxedo and Hamilton!

We're calling on all of you to join our community of investors to make this a reality. Invest not only in @scpdetroit but the future of Highland Park.

Take the survey. We will follow up with more specifics.

https://forms.gle/dJcA2ke6FN2KF8oF6

Thank you.

Disclosure | Sepia Coffee Project LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filled and only through Wefunders' platform. Any indication of interest involves no obligation or commitment of any kind.

LINKEDIN

Community Investment Round In Focus |

The Sepia Coffee Project is launching a Community Investment Round. So what does that mean?

This means we're letting our customers and biggest supporters become investors in SCP for a minimum of $100. We decided to host our Community Round on Wefunder to share the upside of our success with the people who know us best: our family, friends, industry peers and customers.

Our Community Round is about building a network of people who share our mission and values. You are our foundation and have gotten us this far!

We're launching our campaign soon!
So please take our quick 4-question Survey to learn more.

https://lnkd.in/gyy7vE5m

#scpdetroit #sepiacoffeeproject #specialtycoffee #roastery #cafe #buildout #coffeecommunity #coffeeculture #economicdevelopment #highlandpark #detroit #minorityownedbusiness #communitybuilding #representationmatters #inclusion #equity #wefunder #communityinvestment
Activate to vie